SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)

BARINGS CAPITAL INVESTMENT CORPORATION

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

06762A102

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 06762A102

1	NAMES OF REPORTING PERSONS Alberta Investment Management Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Alberta, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 6,004,846
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 6,004,846

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,004,846
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 20.5%
12	TYPE OF REPORTING PERSON* FI

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CUSIP NO. 06762A102

1	NAMES OF REPORTING PERSONS PDL FL US Holdings LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Alberta, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 6,004,846
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 6,004,846

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,004,846
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 20.5%
12	TYPE OF REPORTING PERSON* FI

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Item 1 (a)	Name of Issuer:

Barings Capital Investment Corporation (the “Issuer”)

Item 1 (b)	Address of Issuer’s Principal Executive Offices:

300 South Tryon Street, Suite 2500, Charlotte, North Carolina 28202

Item 2 (a)	Name of Person Filing:

This Amendment No. 3 to Schedule 13G is being jointly filed by and on behalf of each of Alberta Investment Management Corporation (“AIMCo”) and PDL FL US Holdings LP (“PDL Holdings”), who are collectively referred to herein as the “Reporting Persons.” PDL Holdings is the direct owner of the securities covered by this statement.

PDL FL US GP Ltd. (“PDL GP”) is the general partner of, and may be deemed to beneficially own securities beneficially owned by, PDL Holdings. All of the interests in PDL Holdings and PDL GP are held by AIMCo as bare trustee on behalf of its clients, and therefore AIMCo may be deemed to beneficially own the securities beneficially owned by PDL Holdings and PDL GP.

The Reporting Persons have entered into a Joint Filing Agreement, dated February 12, 2024, a copy of which is filed with this Amendment No. 3 to Schedule 13G as Exhibit 99.1, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

Item 2 (b)	Address of Principal Business Office or, if none, Residence:

The business address for each Reporting Person is 1600 - 10250 101 Street NW, Edmonton, Alberta T5J 3P4, Canada.

Item 2 (c)	Citizenship:

Each of the Reporting Persons is organized under the laws of Alberta, Canada.

Item 2 (d)	Title of Class of Securities:

Common Stock, par value $0.001 per share (the “Common Stock”).

Item 2 (e)	CUSIP No.:

06762A102

Item 3	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

Not Applicable

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Item 4	Ownership

Item 4 (a)	Amount Beneficially Owned: 6,004,846 shares of Common Stock for each Reporting Person

Item 4 (b)	Percent of class: 20.5% for each Reporting Person

Item 4 (c)	Number of Shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0 for each Reporting Person

(ii) Shared power to vote or to direct the vote: 6,004,846 for each Reporting Person

(iii) Sole power to dispose or to direct the disposition of: 0 for each Reporting Person

(iv) Shared power to dispose or to direct the disposition of: 6,004,846 for each Reporting Person

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof each of the Reporting Persons has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person:

Pursuant to the Alberta Investment Management Corporation Act, SA 2007 c A-26.5, the Reporting Person provides investment management services for a diverse group of Alberta public sector clients, including Alberta public sector pension plans and provincial endowment funds.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8	Identification and Classification of Members of the Group:

Not applicable.

Item 9	Notice of Dissolution of Group:

Not applicable.

Item 10	Certification:

Not applicable.

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SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2024

ALBERTA INVESTMENT MANAGEMENT CORPORATION

By:	/s/ Kahlan Mills
Name:	Kahlan Mills
Title:	Associate General Counsel

PDL FL US HOLDINGS LP

By:	/s/ Ying Deng
Name:	Ying Deng
Title:	Director

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EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Joint Filing Agreement dated February 12, 2024